                                                                 EXHIBIT 12.2

             TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

                COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

                                   (Unaudited)

                           (In millions except ratios)

                                                    Year
                                      1998         1997         1996         1995         1994
Fixed charges:
 Interest expense (1)               $  315       $  282       $  295       $  325       $  305
 Distributions on preferred
    securities of subsidiary
    trust, net of income taxes          26           26           23            -            -
 Estimated interest portion of
    rents                               27           22           18           19           21

    Total fixed charges             $  368       $  330       $  336       $  344       $  326


Income:
 Income from continuing
    operations before income
    taxes and distributions
    on preferred securities of
    subsidiary trust                $  763       $  648       $  540       $  413       $  375
 Fixed charges (2)                     342          304          313          344          326

    Adjusted income                 $1,105       $  952       $  853       $  757       $  701

Ratio of income to fixed charges       3.00         2.89         2.54         2.20         2.15

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(1) Includes  interest  unrelated to borrowings of  $16  million  in  1998,
    $12 million in 1997, $11 million in 1996, $23 million in 1995, and $27 million in 1994.
(2) Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes in 1998, 1997 and 1996.